UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Weatherford International PLC

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G48833118

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G48833118

1.	Names of Reporting Persons. Exor N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 5,501,212
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,501,212
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,501,212
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.84%*
12.	Type of Reporting Person (See Instructions) HC, CO

*

Based on 70,161,685 ordinary shares outstanding at October 20, 2021 as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission (“SEC”) on November 2, 2021.

CUSIP No. G48833118

1.	Names of Reporting Persons. Exor Capital LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 5,501,212
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,501,212
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,501,212
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.84%*
12.	Type of Reporting Person (See Instructions) PN

*

Based on 70,161,685 ordinary shares outstanding at October 20, 2021 as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission (“SEC”) on November 2, 2021.

Item 1.

(a)	Name of Issuer:

Weatherford International PLC

(b)	Address of Issuer’s Principal Executive Offices

2000 St. James Place

Houston, Texas 77056

Item 2.

(a)	Name of Person Filing

Exor N.V.

Exor Capital LLP

(b)	Address of Principal Business Office or, if none, Residence Exor N.V.

Gustav Mahlerplein 25

Amsterdam, 1082 MS

The Netherlands

Exor Capital LLP

28 Headfort Place

London, SW1X 7DH

United Kingdom

(c)	Citizenship

Exor N.V. – the Netherlands

Exor Capital LLP – United Kingdom

(d)	Title of Class of Securities

Ordinary Shares, par value $0.001 per share

(e)	CUSIP Number

G48833118

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Exor N.V.:

(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G) Exor Capital LLP:

(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Investment Manager

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Exor Capital LLP:

(j)	a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Investment Manager

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 24 January, 2022

Exor N.V.

By	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Chief Financial Officer Exor Capital LLP

By	/s/ Marco Benaglia
Name: Marco Benaglia
Title: Co-CEO